ADUDDELL INDUSTRIES, INC.

October 30, 2006

Via Facsimile – 202-772-9368

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Mail Stop 7010

Washington, D.C. 20549

Attn:	Dorine H. Miller
		Re:	Aduddell Industries, Inc.
Registration Statement on Form S-3, as amended
Filed September 21, 2006, and
amended on September 26, 2006
and October 20, 2006
File No. 333-137487

Annual Report on Form 10-K, as amended
For Fiscal Year Ended December 31, 2005
Filed March 15, 2006, and
amended on April 19, 2006
File No. 0-24684

Ladies and Gentlemen:

Aduddell Industries, Inc. hereby requests acceleration of the effective date of the captioned Registration Statement to 4:30 p.m. Eastern Standard Time on November 1, 2006, or as soon after as is practicable.

Very truly yours,

/s/Reggie Cook

Reggie Cook

Chief Financial Officer

1601 N.W. Expressway St, Suite 1500, Oklahoma City, OK 73118

TEL: (405) 810-2969 · FAX: (405) 840-2863